ART TECHNOLOGY GROUP, INC.
25 First Street
Cambridge, Massachusetts 02141

Dear Stockholder:

I am pleased to invite you to attend the 2003 Annual Meeting of Stockholders of Art Technology Group, Inc. on May 21, 2003. We will hold the meeting at 10:00 a.m. at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts. Annual meetings play an important role in maintaining communications and understanding among our management, board of directors and stockholders, and I hope that you will be able to join us.

On the pages following this letter you will find the Notice of Annual Meeting of Stockholders, which lists the matters to be considered at the meeting, and the proxy statement, which describes the matters listed in the Notice. We have also enclosed our 2002 Annual Report.

If you are a stockholder of record, we have enclosed your proxy card, which allows you to vote on the matters considered at the meeting. Simply mark, sign and date your proxy card, and then mail the completed proxy card to our transfer agent, EquiServe Trust Company, N.A., in the enclosed postage-paid envelope. You may also submit your proxy electronically via the Internet or by telephone as described on pages 2 and 3 of the enclosed proxy. You may attend the meeting and vote in person even if you have sent in a proxy card or submitted your proxy electronically.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted.

Sincerely yours,



Robert D. Burke
Chief Executive Officer and President

**THE ABILITY TO HAVE YOUR VOTE COUNTED AT THE MEETING IS AN
IMPORTANT STOCKHOLDER RIGHT, AND I HOPE YOU WILL CAST
YOUR VOTE IN PERSON OR BY PROXY REGARDLESS
OF THE NUMBER OF SHARES YOU HOLD.**

ART TECHNOLOGY GROUP, INC.
25 First Street
Cambridge, Massachusetts 02141

Notice of 2003 Annual Meeting of Stockholders

Time and Date	10:00 a.m., Eastern standard time, on May 21, 2003
Place	Hale and Dorr LLP 60 State Street Boston, Massachusetts
Items of Business	At the meeting, we will ask you and our other stockholders to:

(1) Elect three directors to three year terms.

(2) Approve an amendment to our charter to decrease the number of shares of authorized common stock from 500,000,000 to 200,000,000 and the number of shares of authorized stock (including common stock) from 510,000,000 to 210,000,000.

(3) Approve the Amended and Restated 1999 Outside Director Stock Option Plan, which will increase the number of shares of common stock issuable under the plan from 300,000 to 800,000.

(4) Approve an increase in the number of shares of common stock issuable under our 1999 Employee Stock Purchase Plan from 3,000,000 to 5,000,000.

(5) Transact any other business properly presented at the meeting.

Record Date	You may vote if you were a stockholder of record at the close of business on March 26, 2003.
Proxy Voting	It is important that your shares be represented and voted at the meeting. Whether or not you plan to attend the meeting, please mark, sign, date and promptly mail your proxy card to our transfer agent, EquiServe Trust Company, N.A., in the enclosed postage-paid envelope. Alternatively, you may submit your proxy via the Internet or by telephone by following the directions on pages 2 and 3. You may revoke your proxy at any time prior to its exercise at the meeting. You may revoke electronic votes by using the same method as your original vote and making any changes you deem necessary.

By Order of the Board of Directors

Paul G. Shorthose
Chairman of the Board of Directors

Cambridge, Massachusetts
April   , 2003

PROXY STATEMENT
for the
ART TECHNOLOGY GROUP, INC.
2003 ANNUAL MEETING OF STOCKHOLDERS

TABLE OF CONTENTS

INFORMATION ABOUT THE MEETING

	Page
This Proxy Statement	2
Who May Vote	2
How to Vote	3
Quorum Required to Transact Business	4

DISCUSSION OF PROPOSALS

Proposal One: Election of Class I Directors	5
Proposal Two: Amend our Charter to Decrease the Number of Authorized Shares of Stock	6
Proposal Three: Amend and Restate the 1999 Outside Director Stock Option Plan	6
Proposal Four: Increase in Shares Issuable under the 1999 Employee Stock Purchase Plan	8
Other Matters	11
Submission of Future Stockholder Proposals	11

INFORMATION ABOUT CONTINUING DIRECTORS AND EXECUTIVE OFFICERS

Background Information about Directors Continuing in Office	12
Background Information about Executive Officers	13

INFORMATION ABOUT CORPORATE GOVERNANCE

General	14
Board and Committee Meetings	14
Compensation of Directors	16
Audit Committee Report	18
Certain Relationships and Related Party Transactions	20

INFORMATION ABOUT EXECUTIVE COMPENSATION

Summary Compensation	21
Compensation Committee Report	23
Employment Contracts, Termination of Employment and Change of Control Arrangements	25
Compensation Committee Interlocks and Insider Participation	26

OTHER MATTERS

Information About Stock Ownership	27
Stock Performance Graph	29
Section 16(a) Beneficial Ownership Reporting Compliance	30
Householding	30

INFORMATION ABOUT THE MEETING

This Proxy Statement

We have sent you this proxy statement and the enclosed proxy card because our board of directors is soliciting your proxy to vote at our 2003 Annual Meeting of Stockholders or any adjournment or postponement of the meeting. The meeting will be held at 10 a.m., local time, on Wednesday, May 21, 2003, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts.

- THIS PROXY STATEMENT summarizes information about the proposals to be considered at the meeting and other information you may find useful in determining how to vote.

- THE PROXY CARD is the means by which you actually authorize another person to vote your shares in accordance with the instructions.

Our directors, officers and employees may solicit proxies in person or by telephone, mail, electronic mail, facsimile or telegram. We will pay the expenses of soliciting proxies, although we will not pay additional compensation to these individuals for soliciting proxies. We will request banks, brokers and other nominees holding shares for a beneficial owner to forward copies of the proxy materials to those beneficial owners and to request instructions for voting those shares. We will reimburse these banks, brokers and other nominees for their related reasonable expenses. We have not retained the services of any proxy solicitation firm to assist us in soliciting proxies.

We are mailing this proxy statement and the enclosed proxy card to stockholders for the first time on April   , 2003. In this mailing, we are enclosing a copy of our 2002 Annual Report to Stockholders, which includes our annual report on Form 10-K for the year ended December 31, 2002.

Who May Vote

Holders of record of our common stock at the close of business on March 26, 2003 are entitled to one vote per share on each matter properly brought before the meeting. The proxy card states the number of shares you are entitled to vote.

A list of stockholders entitled to vote will be available at the meeting. In addition, you may contact Edward Terino, our Secretary, at our address as set forth in the notice appearing before this proxy statement, to make arrangements to review a copy of the stockholder list at our offices located at 25 First Street, Cambridge, Massachusetts, prior to the meeting, between the hours of 8:30 a.m. and 5:30 p.m., local time, on any business day from May 9, 2003 up to the time of the meeting.

How to Vote

You may vote your shares at the meeting in person or by proxy:

- *To Vote in Person*, you must attend the meeting, and then complete and submit the ballot provided at the meeting.

- *To Vote by Proxy*, you must either: (1) mark, sign and date the enclosed proxy card and then mail the proxy card to our transfer agent, EquiServe Trust Company, N.A., or (2) submit your proxy electronically by using the Internet or telephone. To submit your vote using the Internet, log on to *www.eproxyvote.com/artg*. Use the registration number printed on your proxy card as your login name, and use the last 4 digits of your Social Security number as the PIN. If you represent an entity rather than an individual, use the last 4 digits of the entity's Taxpayer Identification Number as the PIN. If the entity does not have a Taxpayer Identification Number, you will not be able to vote electronically. You will see an electronic version of the proxy card on the screen and you may submit your votes by clicking on your choice for each question. To submit your vote by telephone, you may call 1-877-PRX-VOTE (1-877-779-8683) and follow the directions. Your proxy will be valid only if you complete and return the proxy card or vote electronically before the meeting. By completing and returning the proxy card, either by mail or electronically, you will direct the designated persons to vote your shares at the meeting in the manner you specify in the proxy card. If you complete the proxy card with the exception of the voting instructions, then the designated persons will vote your shares for the election of the nominated directors, the amendment to our charter, the amendment and restatement of our 1999 Outside Director Stock Option Plan and the increase in shares issuable under our 1999 Employee Stock Purchase Plan. If any other business properly comes before the meeting, the designated persons will have the discretion to vote your shares as they deem appropriate.

Even if you complete and return a proxy card or submit your proxy electronically, you may revoke it at any time before it is exercised by taking one of the following actions:

- send written notice to Edward Terino, our Secretary, at our address as set forth in the Notice appearing before this proxy statement;

- send us another signed proxy with a later date;

- log on to the Internet the same way you did originally and change your votes;

- call the telephone number listed above and change your votes; or

- attend the meeting, notify our Secretary that you are present, and then vote by ballot.

If your shares are held in the name of a bank, broker or other nominee holder, you will receive instructions from the holder of record explaining how your shares may be voted. Please note that, in such an event, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

Quorum Required to Transact Business

At the close of business on March 26, 2003, 70,996,637 shares of our common stock were outstanding. Our by-laws require that a majority of the shares of our common stock outstanding on that date be represented, in person or by proxy, at the meeting in order to constitute the quorum we need to transact business. We will count abstentions and broker non-votes in determining whether a quorum exists. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

DISCUSSION OF PROPOSALS

Proposal One: Election of Class I Directors

The first proposal on the agenda for the meeting is the election of three people to serve as Class I directors for three-year terms beginning at the meeting and ending at our 2006 Annual Meeting of Stockholders.

Under our by-laws, our board of directors has the authority to fix the number of directors and our board is divided into three classes serving for staggered three-year terms. The number of directors currently is fixed at eight. Scott A. Jones, one of our Class II directors, has advised us that he is resigning from the board due to time constraints. The board has determined that the number of directors will decrease from eight to seven immediately before the meeting, upon the resignation of Mr. Jones.

The board has nominated John R. Held, Paul G. Shorthose and Phyllis S. Swersky, the current Class I directors, for re-election. Brief biographies of Mr. Held, Mr. Shorthose and Ms. Swersky, as of March 15, 2003, follow. You will find information about their stock holdings on page 27.

John R. Held . . . . Mr. Held has been a director since July 2002. Mr. Held formerly served as both the President and Chief Executive Officer of Chipcom, and served in a variety of management positions during his 14-year tenure at Genrad. Mr. Held is a director of BNS Co. Mr. Held is 64 years old.

Paul G. Shorthose . . . . Mr. Shorthose has been a director since October 2001 and Chairman of the Board of Directors since July 2002. Mr. Shorthose served as our Chief Executive Officer from October 2001 to December 2002, as our President from February 2000 through December 2002 and as our Chief Operating Officer from June 1999 to October 2001. From July 1998 to June 1999, he was Vice President of Marketing and Business Development for Context Integration, Inc., a software-related consulting services company. From August 1997 to July 1998, Mr. Shorthose served as our Vice President, Worldwide Services. Mr. Shorthose is 45 years old.

Phyllis S. Swersky . . . . Ms. Swersky has been a director since May 2000. Since 1995 she has been President of The Meltech Group, a consulting firm specializing in business advisory services for high-growth potential businesses. Ms. Swersky also serves as a director of Investor Financial Services. Ms. Swersky is 51 years old.

We expect that Mr. Held, Mr. Shorthose and Ms. Swersky will be able to serve if elected. If any of them is not able to serve, proxies may be voted for a substitute nominee.

The nominees receiving the greatest number of votes cast will be elected as directors. We will not count abstentions when we tabulate votes cast for the director election. Brokers have discretionary voting power with respect to director elections.

Proposal Two: Amend our Charter to Decrease the Number of Authorized Shares of Stock

The board of directors believes that it would be in the best interests of our stockholders to amend our charter to decrease the number of shares of authorized common stock from 500,000,000 to 200,000,000 and the total number of authorized shares of stock (including common stock) from 510,000,000 to 210,000,000.

By decreasing the number of shares of authorized stock, we will be able to decrease our annual Delaware franchise tax payments. At current rates, for example, we would save approximately $90,000 per year.

As of February 28, 2003, 70,982,399 shares of common stock outstanding and an additional 8,655,285 shares of common stock reserved for issuance under our various equity incentive plans. The board believes that 200,000,000 shares of authorized common stock will provide us sufficient flexibility with regard to future financing and acquisition transactions, employee benefit plans, and other general corporate purposes. If the board believes it to be in our best interest to issue new shares of common stock in the future, the board will retain the authority to determine the terms of the issuance and would not seek further authorization by vote of the stockholders unless except as required by applicable law.

The board believes that stockholder approval of the amendment to our charter is in the best interest of our company and our stockholders and therefore recommends that stockholders vote FOR this proposal.

The affirmative vote of the holders of a majority of the outstanding common stock entitled to vote at the meeting is required for the approval of the amendment to our charter to decrease the number of authorized shares of common stock from 500,000,000 to 200,000,000 and the total number of authorized shares of stock (including common stock) from 510,000,000 to 210,000,000. Broker non-votes will not be counted as votes in favor of such matter. Accordingly, abstentions and broker non-votes will have the same effect as a vote against the proposed amendment to the charter.

Proposal Three: Amend and Restate the 1999 Outside Director Stock Option Plan

The board of directors believes that it would be in the best interests of our stockholders to amend and restate our 1999 Outside Director Stock Option Plan to increase the number of shares of common stock reserved under the plan from 300,000 to 800,000 and to eliminate automatic grants of options pursuant to the plan.

Our board believes that the strength of our corporate governance depends, in large part, upon our ability to attract and retain independent, qualified and active members to our board. Stock options, which provide our independent directors with a financial stake in our success are an important part of the incentives that we can provide to these directors. In addition, qualified individuals continue to expect and require public companies to provide stock option grants in connection with serving as directors.

As of March 1, 2003, only 50,000 shares of our common stock were available for future grant under the plan. Accordingly, on March 24, 2003, the board adopted, subject to stockholder approval, an amendment and restatement of the plan that would increase the number of shares of common stock available for issuance under the plan from 300,000 to 800,000 (subject to a proportionate adjustment for certain changes in our capitalization, such as stock splits). In addition, the board eliminated automatic grant provisions set forth in the plan because those provisions are not necessary to enable option grants and exercises under the plan to qualify as exempted transactions for purposes of Section 16 of the Securities Exchange Act.

See Appendix B to this proxy statement for the text of the Amended and Restated 1999 Outside Director Stock Option Plan.

The board believes that stockholder approval of the Amended and Restated 1999 Outside Director Stock Option Plan is in the best interests of our company and our stockholders and therefore recommends that stockholders vote FOR this proposal.

An affirmative vote of a majority of the common stock voting on the matter, in person or by proxy, is necessary to approve the amendment and restatement of our 1999 Outside Director Stock Option Plan. Abstentions effectively count as votes against approval of the plan. Brokers have discretionary voting power with respect to this proposal.

Federal Income Tax Consequences

The following summarizes the United States federal income tax consequences that generally will arise with respect to awards granted under the plan. This summary is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below.

Nonstatutory Stock Options. A director will not have income upon the grant of a nonstatutory stock option. A director will have compensation income upon the exercise of a nonstatutory stock option equal to the value of the stock on the day the director exercised the option less the exercise price. Upon sale of the stock, the director will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the director has held the stock for more than one year and otherwise will be short-term.

Tax Consequences to Us. There will be no tax consequences to us except that we will be entitled to a deduction when a director has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

Proposal Four: Increase in Shares Issuable under the 1999 Employee Stock Purchase Plan

Our board of directors believes that our growth and profitability depend, in large part, upon our ability to maintain a competitive position in attracting and retaining key personnel. The board continues to believe that it is important for employees to invest in our company in order for them to have a financial stake in our success, and employees in the technology sector continue to expect and require the ability to participate in an employee stock purchase plan as part of their total compensation packages because the benefits are more certain.

As of March 13, 2003, only 1,077,402 shares of our common stock were available for future purchase under our 1999 Employee Stock Purchase Plan. Accordingly, on March 24, 2003, the board adopted, subject to stockholder approval, an amendment to the purchase plan that would increase the number of shares of common stock available for issuance under the purchase plan from 3,000,000 to 5,000,000 (subject to a proportionate adjustment for certain changes in our capitalization, such as a stock split).

The table below shows the details of employee participation in the purchase plan during each period since its inception. Due to the price of our common stock during the last six months and the high percentage of employee participation (37%) in the purchase plan, employees purchased over 900,000 shares of common stock during the six-month period ending on December 31, 2002.

Purchases of Shares under 1999 Employee Stock Purchase Plan

Purchase Date	Purchase Price	Shares Purchased	Number of Participants
January 20, 2000	$ 5.10	150,850	180
August 10, 2000	53.23	23,172	257
February 12, 2001	32.03	43,441	415
August 10, 2001	1.62	88,267	273
February 8, 2002	1.49	694,131	271
September 30, 2002	0.81	456,157	198
December 31, 2002	0.79	466,580	209
Total		1,922,598	

Any increase in the number of shares reserved under the purchase plan must be approved by our stockholders in order for our employees to benefit from the tax advantages that underlie the purchase plan. Therefore, in order for us to continue to use the purchase plan effectively as part of the compensation package we offer to our employees, we need to obtain stockholder approval for the amendment to the purchase plan.

The board believes that stockholder approval of the amendment to the purchase plan is in the best interests of our company and our stockholders and therefore recommends that stockholders vote FOR this proposal.

An affirmative vote of the holders of a majority of the common stock voting on the matter, in person or by proxy, is necessary to approve the amendment to the purchase plan. Abstentions effectively count as votes against approval of the amendment. Brokers have discretionary voting power with respect to this proposal.

Summary of Employee Stock Purchase Plan

The following summary is qualified in all respects by reference to the full text of our 1999 Employee Stock Purchase Plan. You can obtain a copy of the purchase plan by writing to Edward Terino, our Secretary, at our address as set forth in the Notice appearing before this proxy statement.

The purchase plan was adopted by our board of directors on May 10, 1999 and approved by our stockholders on June 18, 1999. On March 20, 2002 the board voted to amend the purchase plan in order to reduce each plan offering period from 6 months to 3 months and to increase the number of shares that may be issued under the purchase plan from 1,000,000 to 3,000,000 and on May 22, 2002 the stockholders approved this increase. On March 24, 2003 the board voted to amend the purchase plan to increase the number of shares that may be issued under the purchase plan from 3,000,000 to 5,000,000.

Only our employees are eligible to purchase shares of our common stock under the purchase plan. Employees receive the right to purchase a specified number of shares of common stock at 85% of the closing market price of our common stock on either (1) the first business day of the offering period or (2) the last business day of the offering period, whichever price is lower.

An employee may authorize us to make a payroll deduction of between 1% and 10% of the employee's compensation during any offering period. At the end of the offering period, the deducted money is used to buy shares of our common stock. During an offering period, an employee may purchase no more than the number of shares calculated by dividing the closing market price of our common stock on the first day of the offering period into $6,250. This number is derived from a limitation imposed by the Internal Revenue Code, which provides that no employee may be granted an option which permits the employee's rights to purchase stock under an employee stock purchase plan to accrue at a rate that exceeds $25,000 of the fair market value of the common stock for each calendar year in which the option is outstanding at any time.

The board administers the purchase plan and has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the purchase plan and to interpret the provisions of the purchase plan.

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The board may amend the purchase plan at any time, except that if Section 423 of the Internal Revenue Code requires that the stockholders approve an amendment, the amendment will not be effective until stockholders approve it. Section 423 requires approval of the increase in the number of shares issuable under the purchase plan. It does not require approval of the shortening of the plan offering period from six months to three months, as described above.

U.S. Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that generally will arise with respect to purchases made under the purchase plan and with respect to the sale of common stock acquired under the purchase plan.

Tax Consequences to Participants. In general, a participant will not recognize taxable income upon enrolling in the purchase plan or upon purchasing shares of common stock at the end of an offering period. Instead, if a participant sells common stock acquired under the purchase plan at a sale price that exceeds the price at which the participant purchased the common stock, then the participant will recognize taxable income in an amount equal to the excess of the sale price of the common stock over the price at which the participant purchased the common stock. A portion of that taxable income will be ordinary income, and a portion may be capital gain.

If the participant sells the common stock more than one year after acquiring it and more than two years after the date on which the offering commenced, called the Grant Date, then the participant will be taxed as follows. If the sale price of the common stock is higher than the price at which the participant purchased the common stock, the participant will recognize ordinary compensation income in an amount equal to the lesser of:

- fifteen percent of the fair market value of the common stock on the Grant Date; and

- the excess of the sale price of the common stock over the price at which the participant purchased the common stock.

Any further income will be long-term capital gain. If the sale price of the common stock is less than the price at which the participant purchased the common stock, then the participant will recognize long-term capital loss in an amount equal to the excess of the price at which the participant purchased the common stock over the sale price of the common stock.

If the participant sells the common stock within one year after acquiring it or within two years after the Grant Date, then the participant will recognize ordinary compensation income in an amount equal to the excess of the fair market value of the common stock on the date that it was purchased over the price at which the participant purchased the common stock. The participant will also recognize capital gain in an amount equal to the excess of the sale price of the common stock over the fair market value of the common stock on the date that it was purchased, or capital loss in an amount equal to the excess of the fair market value of the common stock on the date that it was purchased over the sale price of the common stock. This capital gain or loss will be a long-term capital gain or loss if the participant has held the

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common stock for more than one year prior to the date of the sale and will be a short-term capital gain or loss if the participant has held the common stock for a shorter period.

Tax Consequences to ATG. The offering of common stock under the purchase plan will have no tax consequences to us. Moreover, in general, neither the purchase nor the sale of common stock acquired under the purchase plan will have any tax consequences to us except that we will be entitled to a business-expense deduction with respect to any ordinary compensation income recognized by a participant who sells common stock within one year after acquiring it or within two years after the Grant Date. Any such deduction will be subject to the limitations of Section 162(m) of the Internal Revenue Code.

Other Matters

Our board of directors is not aware of any matters that are expected to come before the meeting other than those referred to in this proxy statement. If any other matter should properly come before the meeting, the persons named in the accompanying proxy card intend to vote the proxies in accordance with their best judgment.

The chairperson of the meeting may refuse to allow the transaction of any business not presented beforehand, or to acknowledge the nomination of any person not made, in compliance with the above procedures.

Submission of Future Stockholder Proposals

Under SEC rules, a stockholder who intends to present a proposal, including nomination of a director, at our 2004 Annual Meeting of Stockholders and who wishes the proposal to be included in the proxy statement for that meeting must submit the proposal in writing to our Secretary at 25 First Street, Cambridge, Massachusetts 02141, prior to December 17, 2003. SEC rules set standards for the types of stockholder proposals and the information that must be provided by the stockholder making the request.

A stockholder may also submit a proposal to be considered at our 2004 Annual Meeting of Stockholders pursuant to our by-laws, which provide that the proposal must be received by our Secretary not less than sixty days nor more than ninety days prior to that meeting. This notice must include the information required by the provisions of our by-laws, a copy of which may be obtained by writing to our Secretary at the address specified above. We have not yet set a date for our 2004 Annual Meeting. If the 2004 Annual Meeting were to be held on May 21, 2004, the anniversary of the 2003 Annual Meeting, the deadline for delivery of a stockholder proposal pursuant to our by-laws would be March 22, 2004. If a proposal is submitted pursuant to our by-laws but after December 17, 2003, the stockholder may not require that the proposal be included in the proxy statement for the 2004 Annual Meeting.

INFORMATION ABOUT
CONTINUING DIRECTORS AND EXECUTIVE OFFICERS

Background Information about Directors Continuing in Office

The following Class II and Class III directors will continue in office following the meeting. Scott A. Jones, one of our Class II directors, resigned effective immediately before the meeting. The terms of our Class II directors will expire upon our 2004 Annual Meeting of Stockholders, and the terms of our Class III directors will expire upon our 2005 Annual Meeting of Stockholders. Brief biographies of these directors, as of March 15, 2003, follow. You will find information about their holdings of common stock on page 27.

Class II Directors

Ilene H. Lang . . . . Ms. Lang has served as a director since October 2001. Since May 2000, Ms. Lang has been a business and financial consultant to various boards of directors, boards of trustees, and CEOs. From May 1999 to May 2000, she served as President and CEO of Individual.com, Inc., an Internet media service. From August 1998 until March 1999, Ms. Lang served as CEO of Essential.com, Inc., an e-commerce company. Ms. Lang has also serves as a director of Adaptec, Inc., a data storage and connectivity company. Ms. Lang is 59 years old.

Thomas N. Matlack . . . . . . Mr. Matlack has served as a director since November 1997. Since August 1998, he has been a Managing Partner at Megunticook Management LLC, a private investment fund. Mr. Matlack is 38 years old.

Class III Directors

Robert D. Burke . . . . Mr. Burke has served as a director since December 2002 and is our Chief Executive Officer and President. From November 2000 through November 2002, Mr. Burke worked at Quidnunc, a customer solutions and services company, where he served as Chief Executive Officer. Mr. Burke served as President ePresence Solutions (formerly Banyan Systems), a online security and identity management company, where he worked from March 1997 through October 2000. Mr. Burke is 48 years old.

Mary E. Makela . . . . Ms. Makela has served as a director since July 2002. Ms. Makela formerly served as President of Cognos Corporation and President and CEO of IMC Systems. Since 1994, Ms. Makela has provided management consulting services to CEOs, and various for profit and non-profit boards of directors. Ms. Makela is 59 years old.

Background Information about Executive Officers

Our executive officers are elected by our board of directors and hold office until the first meeting of the board following the annual meeting of stockholders. Brief biographies of our executive officers follow. The ages of the executive officers are given as of March 15, 2003. You will find information about their holdings of common stock on page 27.

Robert D. Burke . . . . Chief Executive Officer and President. You will find background information about Mr. Burke on page 12.

Edward Terino . . . . Mr. Terino has been Chief Financial Officer and Senior Vice President, Finance since October 2001. From April 1999 to September 2001 he was Chief Financial Officer of Applix, Inc., a provider of enterprise-wide software solutions. From November 1996 to March 1999 he was Chief Financial Officer of Celerity Solutions, Inc. Mr. Terino is 49 years old.

John Dragoon . . . . Mr. Dragoon has been our Senior Vice President of Marketing and Product Management since July 2002. From April 2000 to February 2002 he was Vice President Operations of Internet Capital Group. From June 1984 to April 2002 he served in a variety of roles at IBM, most recently as Director of Marketing, Supply Chain Management. Mr. Dragoon is 42 years old.

R. Gregory Lazar . . . . Mr. Lazar has been Senior Vice President of Worldwide Sales and Field Operations since January 2003. Mr. Lazar was our Vice President and General Manager of North America from July 2002 to December 2002, and our Vice President North American Sales from October 2001 to June 2002. From March 2000 to July 2001 Mr. Lazar was the Chief Executive Officer of Innovia.com, a provider of marketing services to deliver live conferences and seminars over the Web. From 1996 to March 2000, Mr. Lazar served in a variety of roles at PictureTel Corporation, a provider of videoconferencing solutions, most recently as Vice President America Sales. Mr. Lazar is 51 years old.

Fumiaki Matsumoto . . . . . . Mr. Matsumoto has been Chief Technology Officer since October 2002. Mr. Matsumoto was our Vice President of Technology from February 2002 to October 2002. Mr. Matsumoto has been in varying strategy and product planning roles since joining the company in September 1993. Mr. Matsumoto is 35 years old.

INFORMATION ABOUT CORPORATE GOVERNANCE

General

We believe that good corporate governance is important to ensure that our company is managed for the long-term benefit of our stockholders. During the past year, we have been reviewing our corporate governance policies and practices and comparing them to those suggested by various authorities in corporate governance and the practices of other public companies. We have also been reviewing the provisions of the Sarbanes-Oxley Act of 2002, the new and proposed rules of the SEC and the proposed new listing standards of the Nasdaq National Market.

Based on our review, we have taken steps to implement voluntarily many of the proposed new rules and listing standards. In particular, we have:

- reconstituted our Nominating Committee as the Nominating and Governance Committee;

- adopted a new charter for our Audit Committee;

- nominated for election three new directors, two of whom we believe will qualify as "independent" directors under the new rules and listing standards; and

- established a disclosure committee.

Board and Committee Meetings

The board of directors has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. The board's primary responsibility is to oversee the management of the company and, in so doing, serve the best interests of the company and its stockholders. The board selects, evaluates and provides for the succession of executive officers and, subject to stockholder election, directors. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. Management keeps the directors informed of our activities through regular written reports and presentations at board and committee meetings.

Our board of directors met in person or via teleconference 14 times in 2002. Scott A. Jones, Ilene H. Lang, Thomas N. Matlack, Paul G. Shorthose and Phyllis S. Swersky attended at least 75% of those meetings. Robert D. Burke, John R. Held and Mary E. Makela joined the board of directors in December 2002, July 2002 and July 2002, respectively, and each of them attended all of the meetings of the board of directors since they joined. The board has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Governance Committee.

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Audit Committee

The Audit Committee reviews our financial reporting and internal controls and policies, recommends the selection of independent accountants, reviews the overall plan and scope of the independent audit, and provides the opportunity for direct contact between our independent accountants and the board. The Audit Committee acts under a written charter adopted and approved on December 18, 2002, which replaced a written charter first adopted and approved on June 12, 2001. A copy of the current Audit Committee Charter is attached to this proxy statement as Appendix A.

The Audit Committee met in person or via teleceonference 10 times during 2002. The current Audit Committee members are Ilene H. Lang, Mary E. Makela and Thomas N. Matlack. Each of the members of the Audit Committee are independent pursuant to Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. Ms. Lang and Mr. Matlack attended all of the meetings of the Audit Committee in 2002. Ms. Makela attended all of the meetings of the Audit Committee held after she joined the Audit Committee in July 2002.

Compensation Committee

The Compensation Committee reviews, and recommends to the board of directors for approval, the compensation programs for the chief executive officer, other executive officers and key employees. The Compensation Committee also administers our bonus and incentive plans and programs, including stock option and stock purchase plans. The Compensation Committee met or acted by written consent 6 times during 2002. The current members of the Compensation Committee are Mr. Held, Mr. Jones and Ms. Swersky. Mr. Jones and Ms. Swersky attended all of the meetings of the Compensation Committee in 2002. Mr. Held attended all of the meetings of the Compensation Committee held after he joined the Compensation Committee in July 2002.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for identifying and recommending candidates for membership on the board of directors, for conducting the board's annual performance evaluation, and for developing and recommending to the board of directors a set of corporate governance principles. The Nominating and Governance Committee will consider for nomination to the board candidates suggested by the stockholders, provided that such recommendations are delivered to us, with an appropriate biographical summary, no later than the deadline for submission of stockholder proposals. See "Submission of Future Stockholder Proposals". The Nominating Committee was established in January 2002, and reconstituted as the Nominating and Governance Committee in July 2002. Its current members are Ms. Lang and Mr. Shorthose.

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Compensation of Directors

In 2002, pursuant to our previous compensation program for non-employee directors:

- we paid a cash retainer of $25,000 per year, paid in quarterly installments, to our non-employee directors and additional payments of $1,500 for each meeting of the board of directors attended by those directors;

- we paid an additional annual retainer of $10,000, paid in quarterly installments, to each non-employee committee chairperson and an additional $1,500 to each non-employee director for each committee meeting attended by that director; and

- we granted each of our continuing non-employee directors an option to purchase 10,000 shares of common stock as of May 22, 2002, and we granted new, non-employee directors an option to purchase 25,000 shares of common stock as of the date they were added to the board of directors. Each of these grants was fully vested upon grant.

- we reimbursed directors living outside of the greater Boston area for travel and living expenses for attending regular board meetings and committee meetings.

In order to more closely align the interests of the outside directors and our stockholders and to assist in the Company's drive for profitability, in December 2002 we adopted our 2003 Outside Director Compensation Plan. Pursuant to the plan,

- we pay a cash retainer of $2,500 per full fiscal quarter to our non-employee directors;

- we pay additional payments of $500 for each in-person meeting of the board of directors or a committee of the board of directors attended by non-employee directors and $250 for each teleconference meeting of the board of directors or a committee of the board of directors attended by non-employee directors;

- in order to compensate committee chairpersons for the additional work imposed by these roles, we provide an additional retainer of $1,250 per full fiscal quarter to each non-employee committee chairperson;

- we reimburse directors living outside of the greater Boston area for travel and living expenses for attending regular board meetings and committee meetings; and

- we granted each of our continuing non-employee directors, pursuant to our 1996 Stock Option Plan, an option to purchase 25,000 shares of common stock as of January 14, 2003 which was fully vested upon grant.

If our stockholders approve the amendment and restatement of our 1999 Outside Director Stock Option Plan, we expect that future grants to the outside directors will be made pursuant to that plan.

Equity Compensation Plan Information

The following table provides information as of March 15, 2003 about the securities authorized for issuance under our equity compensation plans, consisting of our 1996 Stock Option Plan, our 1999 Outside Director Stock Option Plan and our 1999 Employee Stock Purchase Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	11,924,455	$6.43	7,967,852
Equity compensation plans not approved by stockholders	—	—	—
Total	11,924,455	$6.43	7,967,852

Audit Committee Report

The Audit Committee reviewed the audited financial statements for the year ended, and as of, December 31, 2002 and discussed these financial statements with management. The Audit Committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards 61, *Communication with Audit Committees,* with Ernst & Young LLP, our independent auditors for 2002. SAS 61 requires Ernst & Young to discuss with our Audit Committee, among other things, the following:

- methods to account for significant unusual transactions;

- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and

- disagreements, of which there were none, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

Ernst & Young also provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*. This Standard requires auditors annually to disclose in writing all relationships that in the auditors' professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. In addition, the Audit Committee discussed with Ernst & Young the independence of Ernst & Young from the company, and considered whether Ernst & Young's provision of other, non-audit related services, which are described below under "Independent Auditors Fees and Other Matters," is compatible with maintaining such independence.

Based on its discussions with management and Ernst & Young, and its review of the representations and information provided by management and Ernst & Young, the Audit Committee recommended to the board that the audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2002.


AUDIT COMMITTEE

Ilene H. Lang
Mary E. Makela
Thomas N. Matlack


Independent Auditors

The board of directors, upon the recommendation of the Audit Committee, selected Ernst & Young LLP to serve as our independent auditors for the year ending December 31, 2003. Ernst & Young served as our independent auditors for the year ended December 31, 2002. Representatives of Ernst & Young will be present at the meeting to answer appropriate questions and they will have the opportunity to make a statement if they desire to do so.

On March 28, 2002, our board, upon the recommendation of our Audit Committee, decided to dismiss Arthur Andersen LLP as the Company's independent auditors and engaged Ernst & Young LLP to serve as the Company's independent auditors for the fiscal year 2002, effective April 1, 2002.

Neither Arthur Andersen's report on the Company's consolidated financial statements for the year ended December 31, 2001 nor Ernst & Young's report on the Company's consolidated financial statements for the year ended December 31, 2002 contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2001 and the interim period ending on March 28, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter in conjunction with their report on the Company's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During the year ended December 31, 2001 and through March 28, 2002 neither the Company, nor anyone acting on its behalf, consulted Ernst & Young with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Independent Auditor Fees and Other Matters

Audit Fees

Ernst & Young LLP billed us an aggregate of $399,200 in fees for professional services rendered in connection with the audit of our consolidated financial statements for the year ended, and as of, December 31, 2002 and the reviews of the consolidated financial statements included in each of our quarterly reports on Form 10-Q during the year ended December 31, 2002.

Financial Information Systems Design and Implementation Fees

Ernst & Young LLP did not bill us for any professional services rendered to us and our affiliates for the year ended December 31, 2002 in connection with financial information systems design or implementation, the operation of our information system or the management of our local area network.

All Other Fees

Ernst & Young LLP billed us an aggregate of $148,100 in fees for other services rendered to us and our affiliates for the year ended December 31, 2002. These services consisted of $28,000 of audit-related services and $120,100 related to tax compliance and advisory services. Audit-related services consisted of services in connection with registration statements and various other audit-related accounting consultation services.

Leased Employees

In connection with its engagement to audit our consolidated financial statements for the year ended December 31, 2002, Ernst & Young LLP has informed us that no work was performed by persons other than its full-time, permanent employees.

Certain Relationships and Related Party Transactions

On November 20, 2001 we loaned Ed Terino, our Chief Financial Officer, a total of $150,000 pursuant to a note that bears interest at an annual rate of 5.0%. The principal and all interest accruing on the note are payable on November 20, 2005 or such earlier date on which Mr. Terino ceases working for us. The note may be paid by Mr. Terino at any time without penalty. The note is not subject to redemption to us prior to maturity. Mr. Terino's largest aggregate indebtedness to us during 2002 was $158,366 as of December 31, 2002. As of March 15, 2003, Mr. Terino's aggregate indebtedness to us was $159,940.

INFORMATION ABOUT EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth information with respect to the annual and long-term compensation that we paid for the past three years to the following persons, who are referred to as our named executive officers:

- Robert D. Burke, our chief executive officer since December 2002;

- Paul G. Shorthose, our chief executive officer from October 2001 to December 2002;

- Edward Terino, John Dragoon, R. Gregory Lazar and Fumiaki Matsumoto, our four other most highly compensated executive officers who continued to serve as executive officers as of December 31, 2002; and

- Bernard Bailey, who was our chief operating officer until August 2002, and Lauren Kelley who was our senior vice president, strategic development through October 2002, each of whom would have been one of the four most highly compensated executive officers had he or she remained in his or her respective positions until December 31, 2002.

Summary Compensation Table

Name and Principal Position	Annual Compensation			Long-Term Compensation Awards Securities Underlying Options (#)
	Year	Salary ($)	Bonus ($)	
Robert D. Burke .... President and Chief Executive Officer	2002	$ 16,177	$ —	500,000
Paul G. Shorthose .... Former President and Chief Executive Officer	2002	$360,600	$ —	—
	2001	255,192	195,000	500,000
	2000	200,769	—	—
Edward Terino .... Chief Financial Officer	2002	$250,600	$45,000	—
	2001	60,577	—	325,000
John Dragoon .... Senior Vice President Marketing and Product Management	2002	$158,033	$ —	200,000
R. Gregory Lazar .... Senior Vice President of Worldwide Sales and Field Operations	2002	$219,061	$77,095	175,000
	2001	41,538	—	125,000

Name and Principal Position	Annual Compensation			Long-Term Compensation Awards Securities Underlying Options (#)
	Year	Salary ($)	Bonus ($)	
Fumiaki Matsumoto	2002	$140,796	$ 7,450	75,000
Chief Technology Officer	2001	114,957	56,250	18,600
	2000	113,650	—	10,000
Bernard Bailey	2002	$195,368	$79,860	—
Former Chief Operating Officer	2001	245,621	122,400	402,000
Lauren Kelley..............................	2002	$263,957	$ 9,450	—
Former Senior Vice President,	2001	241,538	118,189	32,000
Strategic Development	2000	170,769	209,430	—

We hired Robert D. Burke as our President and Chief Executive Officer in December 2003. Mr. Burke currently earns an annual base salary of $350,000.

Stock Options Granted During 2002

Name	Number of Securities Underlying Option Granted (#)	Percent of Total Options/ Granted to Employees in Fiscal Year	Exercise or Base Price ($)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
					5%	10%
Robert D. Burke	500,000	11.91%	$1.44	12/05/12	$452,804	$1,147,495
Paul G. Shorthose	—	—	—	—	—	—
Edward Terino	—	—	—	—	—	—
John Dragoon...........	200,000	4.76	0.92	8/16/12	115,717	293,249
R. Gregory Lazar	50,000	4.17	3.48	1/02/12	109,428	277,311
	50,000		0.95	7/10/12	29,872	75,703
	75,000		1.16	12/18/12	54,714	138,656
Fumiaki Matsumoto	25,000	1.79	2.79	2/22/12	43,865	111,164
	50,000		0.95	10/08/12	29,872	75,703
Bernard Bailey	—	—	—	—	—	—
Lauren Kelley	—	—	—	—	—	—

Each option included in the preceding table has an exercise price per share equal to the fair market value per share of the common stock on the date of grant.

The potential realizable values reflected in the preceding table represent hypothetical gains that could be achieved for the options if exercised at the end of their option terms. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date an option was granted to their expiration date. The grants shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with

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the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercises of stock options will depend on the future performance of the common stock, the option holder's continued employment through the option period, and the date on which the options are exercised.

Total Option Exercises During 2002 and Year-End Values

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options At December 31, 2002	
			Exercisable(#)	Unexercisable(#)	Exercisable($)	Unexercisable($)
Robert D. Burke ...	—	$ —	—	500,000	$ —	$ —
Paul G. Shorthose ..	—	—	1,250,000	—	—	—
Edward Terino	—	—	101,562	223,438	31,484	69,266
John Dragoon......	—	—	—	200,000	—	64,000
R. Gregory Lazar ..	—	—	43,750	256,250	14,344	53,907
Fumiaki Matsumoto	—	—	102,747	83,813	72,230	14,500
Bernard Bailey	—	—	—	—	—	—
Lauren Kelley	—	—	273,587	—	33,413	—

The per-share value of unexercised in-the-money options is calculated by subtracting the option exercise price from $1.24, the last reported sale price of the common stock on December 31, 2002.

Compensation Committee Report

The Compensation Committee consists entirely of directors who are not officers or employees of ATG or of any of its affiliates. The Compensation Committee establishes the salaries and other compensation for executive officers, including our Chief Executive Officer and the other named executive officers. The Compensation Committee also administers the stock option and stock purchase plans.

General Compensation Philosophy. The executive compensation program is designed to:

- retain executive officers by paying them competitively, motivating them to contribute to ATG's success and rewarding them for their performance;

- link a substantial part of each executive officer's compensation to ATG's performance; and

- encourage ownership of common stock by executive officers, to further tie the interests of management to the interests of stockholders.

The Compensation Committee applies these principles in determining annual compensation opportunities and payments for the named executive officers and other executive officers.

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Establishing Total Compensation Opportunities.   In determining total annual compensation opportunities for the named executive officers, the Compensation Committee considers many factors, including:

- the experience and compensation history of the executive officer;

- ATG's performance as measured by revenues, earnings and total stockholder return compared to that of other companies in the Internet software industry; and

- the total annual compensation paid by competitors in the Internet software industry to their senior management.

Balancing the Elements of Compensation.   The Compensation Committee seeks to balance three elements: salaries, bonuses and stock options. The Compensation Committee also tries to align the compensation opportunities of executive officers closely with the interests of stockholders in allocating compensation opportunities among these elements. Therefore, bonuses are tied to ATG's performance, as measured by revenues and earnings. The Compensation Committee also has relied on recommendations made by executive compensation specialists at Clark/Bardes Consulting.

Salaries for each of the named executive officers are based on the Compensation Committee's evaluation of:

- the executive officer's job performance;

- the executive officer's contribution to our growth and profitability;

- any increase in the executive officer's responsibilities, whether as a result of our growth or a reassignment of responsibilities;

- the success of the management team in achieving ATG's short-term and long-term goals;

- the importance of the executive officer to the future growth and profitability;

- the salaries and total compensation mix paid to executive officers holding equivalent positions by companies in ATG's peer group; and

- the experience and compensation history of the executive officer.

To determine the size of option grants to executive officers, the Compensation Committee relies on recommendations made by executive compensation specialists at Clark/Bardes Consulting. The exercise price for all stock options granted to executive officers equals the market value of the underlying shares on the date of grant. Therefore, ultimately, the stock options have value only if the value of the underlying shares increases.

As Chief Executive Officer until December 2002, Paul G. Shorthose received salary compensation of $360,600. Mr. Shorthose did not receive bonus compensation in 2002. Following Mr. Shorthose's resignation, Robert D. Burke became Chief Executive Officer in December 2002. Mr. Burke's annualized base salary for 2003 is $350,000. He received salary

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compensation of $16,177 for 2002. Mr. Burke's and Mr. Shorthose's annual salaries were determined based on an assessment of comparative industry salaries using established executive compensation surveys.

Section 162(m) of the Internal Revenue Code generally disallows ATG from taking any tax deduction for compensation exceeding $1,000,000 paid to any of its officers. The limit does not apply, however, to compensation ATG pays upon attainment of performance goals under a program approved by the stockholders. The Compensation Committee intends that compensation attributable to stock options granted under the 1996 Stock Option Plan meet the requirements of Section 162(m), and therefore believes that these amounts will be deductible by ATG for federal income tax purposes.


COMPENSATION COMMITTEE


John R. Held
Scott A. Jones
Phyllis S. Swersky

Employment Contracts, Termination of Employment and Change of Control Arrangements

On December 4, 2002, we entered into an agreement with Robert Burke that provides for severance benefits in the event his employment is terminated under specified circumstances. This agreement provides that if we terminate his employment without cause or if he resigns for good reason, then Mr. Burke will receive a continuation of base pay and all employee benefits for the 12-month period following his termination. Among other events that constitute good reason for Mr. Burke's resignation is a change in control that results in us no longer having a public traded class of securities or us no longer being subject to reporting requirements under the Securities Exchange Act of 1934. In addition, we have granted to Mr. Burke two separate option grants, one being an option to acquire 500,000 shares of stock as of December 5, 2002, the other an option to acquire 400,000 shares of stock as of January 2, 2003. Under their terms, these options will vest in full in the event Mr. Burke's employment with us ceases within 12 months of a change in control.

On December 1, 2002, we entered into an agreement that provides for severance benefits in the event Mr. Terino's employment is terminated under specified circumstances following a change in control. The agreement expires on December 31, 2002; *provided* that the agreement is subject to automatic one-year extensions unless prior notice of termination is given by us. Mr. Terino is entitled to the severance benefits provided therein if a change in control occurs during the term of the agreement and his employment is terminated under specified circumstances within 12 months after such change in control. Upon a change in control, all of Mr. Terino's outstanding stock options and restricted stock award, become exercisable in full irrespective of whether an employment termination occurs. Mr. Terino's agreement provides that if his employment is terminated by the Company without cause or by him for good reason within 12 months following the change in control date, then he will receive a continuation of


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base pay (including salary and target bonus) and all employee benefits during the 12-month period following employment termination.

The Internal Revenue Code imposes certain tax penalties on both us and an executive if the amount of severance payments to the executive following a change in control exceeds certain limits (generally three times the average of the executive's compensation over the previous five years). Mr. Terino's agreement requires us to make a "gross up" payment such that their net after-tax severance benefits are equal to what they would have received absent the penalty tax.

On December 31, 2002, we entered into an agreement with Paul Shorthose regarding his continuing employment with us. As part of the agreement, Mr. Shorthose received a bonus payment for fiscal 2002 of $225,000 to be paid in 26 bi-weekly payments during 2003, in recognition and appreciation of the effort he invested in identifying and recruiting his successor as well as ensuring that the transition to the new chief executive officer was as seamless as possible, including introductions to customers, partners, and investors. In addition, Mr. Shorthose will receive a salary of $125,000 for his services to the company in 2003, of which, at his request, $25,000 will be in 26 bi-weekly payments, and a lump sum payment of $100,000 will be paid on January 2, 2004.

John Dragoon, R. Gregory Lazar and Fumiaki Matsumoto are entitled to certain benefits under a company-wide retention program adopted by our board of directors in July 2002. Under this program, one-half of the then-unvested options of each of these executive officers will vest upon a change of control. In addition, in the event the employment of any of these executive officers is terminated under specified circumstances within twelve months after a change of control, the executive officer will be entitled to severance consisting of six months of base salary and health benefits.

Compensation Committee Interlocks and Insider Participation

John R. Held, Scott A. Jones, Thomas N. Matlack and Phyllis S. Swersky served on the Compensation Committee during 2002. None of these directors was, during or before 2002, an officer or employee of our company or of any of our affiliates. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our board of directors or Compensation Committee.

OTHER MATTERS

Information About Stock Ownership

The following table sets forth information as of February 28, 2003 with respect to the beneficial ownership of our common stock by:

- each person known by us to own beneficially more than five percent of the outstanding shares of common stock,

- each of our directors,

- each of our named executive officers, and

- all directors and executive officers as a group.

Beneficial Owner	Shares Beneficially Owned(1)	Shares Acquirable Within 60 Days	Total Beneficial Ownership	Percent Ownership(2)
Apex Capital, LLC and Sanford J. Colen(3)	4,505,000	—	4,505,000	6.35%
Jeet Singh.........................	4,459,000	—	4,459,000	6.28
Joseph T. Chung(4)	4,319,682	—	4,319,682	6.09
Mellon Financial Corporation(5)	4,039,128	—	4,039,128	5.69
Robert D. Burke	20,000	—	20,000	*
Scott A. Jones	968,183	75,000	1,043,183	1.47
Paul G. Shorthose	94,803	1,250,000	1,344,803	1.86
Edward Terino	60,000	121,875	181,875	*
John R. Held	25,000	50,000	75,000	*
Thomas N. Matlack	110,600	65,000	175,600	*
Mary E. Makela	5,000	50,000	55,000	*
Phyllis S. Swersky	27,200	70,000	97,200	*
Lauren Kelly	33,819	—	33,819	*
Bernard Bailey	—	—	—	*
Ilene H. Lang	25,000	35,000	60,000	*
R. Gregory Lazar..................	20,000	76,562	96,562	*
John Dragoon.....................	—	—	—	*
Fumiaki Matsumoto	216,346	114,634	330,980	*
All directors and executive officers as a group (12 persons)	1,572,132	1,908,071	3,480,203	4.77

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* Less than 1%.

(1) Each person or entity listed has sole voting power and/or investment power with respect to the shares listed unless otherwise noted.

(2) In calculating the percent of our common stock beneficially owned by each person or entity listed, the number of shares deemed outstanding consists of 70,982,399 shares outstanding as of February 28, 2003, plus, for that person or entity only, any shares subject to options that were exercisable within 60 days of February 28, 2003.

(3) Beneficial ownership as represented to the company in a letter dated March 4, 2003. The address for Apex Capital, LLC and Sanford J. Colen is 25 Orinda Way, Suite 300, Orinda, California 94563.

(4) Beneficial ownership as represented to the company from Joe Chung in a letter dated March 12, 2003. A total of 111,896 shares are held in an irrevocable trust with respect to which Mr. Chung does not have sole voting power.

(5) Beneficial ownership as represented to the company from Mellon Financial Corporation in a letter dated February 26, 2003. Mellon Financial Corporation is located at One Mellon Center, Pittsburgh, Pennsylvania 15258.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock during the period from July 21, 1999 to December 31, 2002 with the cumulative total return of the Nasdaq National Market Index and a peer group index over the same period. This comparison assumes the investment of $100 on July 21, 1999 in our common stock, the Nasdaq National Market Index and the peer group index and assumes dividends, if any, are reinvested. The peer group index we used is Media General Index Group 852 (Internet Software and Services), which reflects the stock performance of 264 publicly traded companies in the Internet software and services marketplace.



ASSUMES $100 INVESTED ON JULY 21,1999
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31,2002

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires our directors and executive officers to file reports of holdings and transactions in our equity securities with the SEC. We are also required to identify any director or executive officer who fails to timely file with the SEC any required report relating to ownership or changes in ownership of our equity securities. Forms 4 were filed late or transactions were reported on a Form 5 by the following individuals for transactions effected in the specified months of 2002: Joseph Chung, February, March, November, December; John R. Held, August; Jeet Singh, February, March, November, December.

Householding

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement or annual report may have been sent to multiple stockholders in your household. We will promptly deliver separate copies of our proxy statement and annual report to you if you call us at (617) 386-1000 or write us at Art Technology Group, Inc., 25 First Street, Cambridge, Massachusetts 02141, Attention: Secretary. If you want to receive separate copies of the annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and phone number.

ART TECHNOLOGY GROUP, INC.
AUDIT COMMITTEE CHARTER

A. Purpose

The purpose of the Audit Committee is to assist the Board of Directors' oversight of:

- the integrity of the Company's financial statements;

- the independent auditor's qualifications and independence; and

- the performance of the Company's internal audit function and independent auditors.

B. Structure and Membership

1. *Number.* The Audit Committee shall consist of at least three members of the Board of Directors.

2. *Independence.* Except as otherwise permitted by the applicable rules of The Nasdaq Stock Market and Section 301 of the Sarbanes-Oxley Act of 2002 (and the applicable rules thereunder), each member of the Audit Committee shall be "independent" as defined by such rules and Act.

3. *Financial Literacy.* Each member of the Audit Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, at the time of his or her appointment to the Audit Committee. At least one member of the Audit Committee shall be a "financial expert" as defined by applicable Nasdaq and SEC rules. All members of the Audit Committee shall participate in continuing education programs as set forth in the rules developed by the Nasdaq Listing and Hearings Review Council.

4. *Chair.* Unless the Board of Directors elects a Chair of the Audit Committee, the Audit Committee shall elect a Chair by majority vote.

5. *Compensation.* The compensation of Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive any compensation from the Company other than director's fees.

6. *Selection and Removal.* Members of the Audit Committee shall be appointed by the Board of Directors. The Board of Directors may remove members of the Audit Committee from such committee, with or without cause.

C. Authority and Responsibilities

General

The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management and the independent auditor, in accordance with its business judgment. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company's financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor's report.

Oversight of Independent Auditors

1. *Selection.* The Audit Committee shall be solely and directly responsible for appointing, evaluating and, when necessary, terminating the independent auditor. The Audit Committee may, in its discretion, seek stockholder ratification of the independent auditor it appoints.

2. *Independence.* The Audit Committee shall take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the independent auditor. In connection with this responsibility, the Audit Committee shall obtain and review a formal written statement from the independent auditor describing all relationships between the independent auditor and the Company, including the disclosures required by Independence Standards Board Standard No. 1. The Audit Committee shall actively engage in dialogue with the independent auditor concerning any disclosed relationships or services that might impact the objectivity and independence of the auditor.

3. *Compensation.* The Audit Committee shall have sole and direct responsibility for setting the compensation of the independent auditor. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

4. *Preapproval of Services.* The Audit Committee shall preapprove all audit services, which may entail providing comfort letters in connection with securities underwritings, and non-audit services (other than de minimis non-audit services as defined by the Sarbanes-Oxley Act of 2002 and its implementing regulations to be provided to the Company by the independent auditor). The Audit Committee shall cause the Company to disclose in its periodic SEC reports the approval by the Audit Committee of any non-audit services to be performed by the independent auditor.

5. *Oversight.* The independent auditor shall report directly to the Audit Committee and the Audit Committee shall have sole and direct responsibility for overseeing the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting. In connection with its oversight role, the Audit Committee shall from time to time, as appropriate, obtain and review the reports

required to be made by the independent auditor pursuant to paragraph (k) of Section 10A of the Securities Exchange Act of 1934 regarding:

- critical accounting policies and practices;

- alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

- other material written communications between the independent auditor and Company management.

Review of Audited Financial Statements

1. *Discussion of Audited Financial Statements.* The Audit Committee shall review and discuss with the Company's management and independent auditor the Company's audited financial statements, including the matters about which Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU §380) requires discussion.

2. *Recommendation to Board Regarding Financial Statements.* The Audit Committee shall consider whether it will recommend to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K.

3. *Audit Committee Report.* The Audit Committee shall prepare for inclusion where necessary in a proxy or information statement of the Company relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting), the report described in Item 306 of Regulation S-K.

Review of Other Financial Disclosures

4. *Independent Auditor Review of Interim Financial Statements.* The Audit Committee shall direct the independent auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information and to discuss promptly with the Audit Committee and the Chief Financial Officer any matters identified in connection with the auditor's review of interim financial information which are required to be discussed by Statement on Auditing Standards Nos. 61, 71 and 90. The Audit Committee shall direct management to advise the Audit Committee in the event that the Company proposes to disclose interim financial information prior to completion of the independent auditor's review of interim financial information.

Controls and Procedures

1. *Oversight.* The Audit Committee shall coordinate the Board of Director's oversight of the Company's internal accounting controls, the Company's disclosure controls and procedures and the Company's code of conduct. The Audit Committee shall receive and review the reports of the CEO and CFO required by Section 302, and management's certifications under

section 906 and attestation under 404 of the Sarbanes-Oxley Act of 2002 (and the applicable rules thereunder) and Rule 13a-14 of the Exchange Act.

2. *Procedures for Complaints.* The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

3. *Related-Party Transactions.* The Audit Committee shall review all related party transactions on an ongoing basis and all such transactions must be approved by the Audit Committee.

4. *Additional Powers.* The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

D. Procedures and Administration

1. *Meetings.* The Audit Committee shall meet as often as it deems necessary in order to perform its responsibilities. At least quarterly, the Audit Committee shall meet separately with: (i) the independent auditor; (ii) Company management and (iii) the Company's internal auditors, to the extent that the Company has such a function. The Audit Committee shall keep such records of its meetings as it shall deem appropriate.

2. *Subcommittees.* The Audit Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances. Any decision of a subcommittee to preapprove audit or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting

3. *Reports to Board.* The Audit Committee shall report regularly to the Board of Directors.

4. *Charter.* At least annually, the Audit Committee shall review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

5. *Independent Advisors.* The Audit Committee shall have the authority to engage and determine funding for such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Audit Committee.

6. *Investigations.* The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Audit Committee or any advisors engaged by the Audit Committee.

**AMENDED AND RESTATED
1999 OUTSIDE DIRECTOR STOCK OPTION PLAN**

1. *Purpose*

The purpose of this Amended and Restated 1999 Outside Director Stock Option Plan (the "Plan") of Art Technology Group, Inc., a Delaware corporation (the "Company"), is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate outside directors of the Company by providing such directors with equity ownership opportunities and performance-based incentives and thereby better aligning the interests of such persons with those of the Company's stockholders.

2. *Eligibility*

Each director of the Company who is not an employee of the Company (an "Eligible Director") is eligible to be granted options (an "Option") under the Plan. Any person who has been granted an Option under the Plan shall be deemed a "Participant."

3. *Administration, Delegation*

The Plan will be administered by the Board of Directors of the Company (the "Board"). The Board shall have authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Option in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board's sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Option. No director or person acting pursuant to the authority delegated by the Board shall be liable for any action or determination relating to or under the Plan made in good faith.

4. *Stock Available for Options*

a. *Number of Shares.* Subject to adjustment under Section 4(b), Options may be made under the Plan for up to 800,000 shares of common stock, $.01 par value per share, of the Company (the "Common Stock"). If any Option expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part or results in any Common Stock not being issued, the unused Common Stock covered by such Option shall again be available for the grant of Options under the Plan. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

b. *Adjustment to Common Stock.* In the event of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a normal cash dividend, (i) the number and class of securities available under this Plan, (ii) the number and class of securities and exercise price per share subject to each outstanding Option, and (iii) the number and class of securities available for automatic grants shall be appropriately adjusted by the Company (or substituted Options may be made, if applicable) to the extent the Board shall determine, in good faith, that such an adjustment (or substitution) is necessary and appropriate. If this Section 4(b) applies and Section 6(c) also applies to any event, Section 6(c) shall be applicable to such event, and this Section 4(b) shall not be applicable.

5. *Stock Options*

a. *Grants.* The Board may grant Options and determine the number of shares of Common Stock to be covered by each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable. None of the Options granted hereunder are intended to be Incentive Stock Options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

b. *Option Exercise Price.* The option exercise price per share for each Option granted under the Plan shall equal (i) the last reported sales price per share of the Company's Common Stock as listed on a nationally recognized securities exchange or the Nasdaq National Market, as the case may be, on the date of grant (or, if no such price is reported on such date, such price as reported on the nearest preceding day); or (ii) the fair market value of the stock on the date of grant, as determined by the Board of Directors, if the Common Stock is not publicly traded. Notwithstanding the preceding sentence, the option exercise price per share for each Option granted as of the Effective Date of the initial public offering shall be the price per share for which the Common Stock was offered to the public.

c. *Exercise Period.* No Option may be exercised more than one year after the Participant ceases to serve as a director of the Company. No Option shall be exercisable after the expiration of ten (10) years from the date of grant or prior to approval of the Plan by the stockholders of the Company.

d. *Payment Upon Exercise.* Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

i. in cash or by check, payable to the order of the Company;

ii. except as the Board may otherwise provide in an Option Agreement, by delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price, or by delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price;

iii. to the extent permitted by the Board and explicitly provided in an Option Agreement (i) by delivery of shares of Common Stock owned by the Participant valued at their fair market value as determined by the Board in good faith ("Fair Market Value"), which Common Stock was owned by the Participant at least six months prior to such delivery, (ii) by delivery of a promissory note of the Participant to the Company on terms determined by the Board, or (iii) by payment of such other lawful consideration as the Board may determine; or

iv. by any combination of the above permitted forms of payment.

6. *General Provisions Applicable to Options*

a. *Transferability of Options.* Except as the Board may otherwise determine or provide in an Option, Options shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

b. *Documentation.* Each Option under the Plan shall be evidenced by a written instrument in such form as the Board shall determine. Each Option may contain terms and conditions in addition to those set forth in the Plan.

c. *Acquisition Events.* The Company shall give the Participant ten (10) days notice of an Acquisition Event (as defined below), and the Option shall expire upon the Acquisition Event. An "Acquisition Event" shall mean: (a) any merger or consolidation which results in the voting securities of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such merger or consolidation; (b) any sale of all or substantially all of the assets of the Company; or (c) the complete liquidation of the Company.

d. *Conditions on Delivery of Stock.* The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Option have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

7. *Miscellaneous*

a. *No Right To Board Membership or Other Status.* Neither the Plan nor the granting of an Option shall be construed as giving a Participant the right to continue as a director of the Company.

b. *No Rights As Stockholder.* Subject to the provisions of the applicable Options, no Participant or beneficiary designated by the Participant shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Option until becoming the record holder of such shares.

c. *Effective Date and Term of Plan.* The Plan shall become effective on the date on which it is adopted by the Board. No Options shall be granted under the Plan after the completion of ten years from the date on which the Plan was adopted by the Board, but Options previously granted may extend beyond that date.

d. *Amendment of Plan.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time.

e. *Governing Law.* The provisions of the Plan and all Options made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.